SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AUXILIUM PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

AUXILIUM PHARMACEUTICALS, INC.

(Names of Filing Person (Issuer))

1.50% Convertible Senior Notes Due 2018

(Title of Class of Securities)

05334D AA5

(CUSIP Number of Class of Securities)

Rajiv De Silva

President and Chief Executive Officer

Auxilium Pharmaceuticals, Inc.

640 Lee Road

Chesterbrook, Pennsylvania 19087

(484) 321-5901

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$350,729,166.67	$40,754.73

*	Estimated solely for purposes of calculating the filing fee. The purchase price of the 1.50% Convertible Senior Notes due 2018 (the “Notes”), as described herein, is calculated as the sum of (a) $350,000,000, representing 100% of the principal amount of the Notes outstanding as of February 2, 2015, plus (b) $729,166.67, representing accrued but unpaid interest on the Notes up to, but excluding, March 5, 2015.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form of Registration No.	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Items 1 through 9, and Item 11.

As required by the Indenture, dated as of January 30, 2013 (the “Base Indenture”), between Auxilium Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, National Association, a national banking association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of January 30, 2013 (the “First Supplemental Indenture”), between the Company and the Trustee and the Second Supplemental Indenture, dated as of January 29, 2015, among the Company, Endo International plc, a public limited company incorporated under the laws of Ireland, as co-obligor (“Endo”) and the Trustee (the “Second Supplemental Indenture,” and the Base Indenture together with the First Supplemental Indenture and the Second Supplemental Indenture, the “Indenture”), relating to the Company’s 1.50% Convertible Senior Notes due 2018 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to require the Company to repurchase, at the Holder’s option, 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding March 5, 2015, pursuant to the terms and conditions of the Fundamental Change Purchase Right Notice, Notice of Right to Convert and Notice of Entry into Supplemental Indenture and Offer to Purchase dated February 3, 2015 (the “Notice”), attached hereto as Exhibit (a)(1), the Indenture and the Notes.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Notice is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO. All capitalized terms used but not specifically defined in this Schedule TO have the meanings given to such terms in the Notice.

Item 10. Financial Statements.

(a) The Company believes that its financial condition is not material to a Holder’s decision whether to exercise its Fundamental Change Purchase Right because (i) the consideration being offered to Holders consists solely of cash, (ii) the Fundamental Change Purchase Right is not subject to any financing condition and (iii) the offer applies to all outstanding Notes.

(b) Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)	Fundamental Change Purchase Right Notice, Notice of Right to Convert and Notice of Entry into Supplemental Indenture and Offer to Purchase to Holders of 1.50% Convertible Senior Notes Due 2018, dated February 3, 2015.

(a)(5)(i)	Summary Advertisement as published in Investor’s Business Daily on February 3, 2015.

(a)(5)(ii)	Press Release announcing tender offer for Auxilium Pharmaceuticals, Inc.’s 1.50% Convertible Senior Notes due 2018, dated February 3, 2015.

(b)	Not applicable.

(d)(1)	Indenture, dated January 30, 2013, between Auxilium Pharmaceuticals, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Auxilium Pharmaceuticals, Inc. on January 31, 2013).

d(2)	First Supplemental Indenture, dated January 30, 2013, between Auxilium Pharmaceuticals, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Auxilium Pharmaceuticals, Inc. on January 31, 2013).

d(3)	Second Supplemental Indenture, dated January 29, 2015, between Auxilium Pharmaceuticals, Inc., Endo International plc, as co-obligor, and Wells Fargo Bank, National Association, as Trustee.

d(4)	Agreement and Plan of Merger dated as of November 17, 2014, among Auxilium Pharmaceuticals, Inc., Endo International plc, Endo U.S. Inc. and Avalon Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4, filed by Endo International plc on December 19, 2014).

d(6)	Indenture, dated January 27, 2015, among Endo Limited, Endo Finance LLC, Endo Finco Inc., the guarantors named therein and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Endo International plc on January 27, 2015).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Auxilium Pharmaceuticals, Inc.

By:	/s/ Caroline B. Manogue
	Name:	Caroline B. Manogue
	Title:	Executive Vice President, Chief Legal Officer and Secretary

Date: February 3, 2015

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Fundamental Change Purchase Right Notice, Notice of Right to Convert and Notice of Entry into Supplemental Indenture and Offer to Purchase to Holders of 1.50% Convertible Senior Notes Due 2018, dated February 3, 2015.

(a)(5)(i)	Summary Advertisement as published in Investor’s Business Daily on February 3, 2015.

(a)(5)(ii)	Press Release announcing tender offer for Auxilium Pharmaceuticals, Inc.’s 1.50% Convertible Senior Notes due 2018, dated February 3, 2015.

(b)	Not applicable.

(d)(1)	Indenture, dated January 30, 2013, between Auxilium Pharmaceuticals, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Auxilium Pharmaceuticals, Inc. on January 31, 2013).

d(2)	First Supplemental Indenture, dated January 30, 2013, between Auxilium Pharmaceuticals, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Auxilium Pharmaceuticals, Inc. on January 31, 2013).

d(3)	Second Supplemental Indenture, dated January 29, 2015, between Auxilium Pharmaceuticals, Inc., Endo International plc, as co-obligor, and Wells Fargo Bank, National Association, as Trustee.

d(4)	Agreement and Plan of Merger dated as of November 17, 2014, among Auxilium Pharmaceuticals, Inc., Endo International plc, Endo U.S. Inc. and Avalon Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4, filed by Endo International plc on December 19, 2014).

d(6)	Indenture, dated January 27, 2015, among Endo Limited, Endo Finance LLC, Endo Finco Inc., the guarantors named therein and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Endo International plc on January 27, 2015).

(g)	Not applicable.

(h)	Not applicable.